Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-209585

AUTONATION, INC.

$450,000,000 3.500% SENIOR NOTES DUE 2024

$300,000,000 3.800% SENIOR NOTES DUE 2027

PRICING TERM SHEET

November 7, 2017

$450,000,000 3.500% Senior Notes due 2024

Issuer:	AutoNation, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	3.500% Senior Notes due 2024 (the “2024 Notes”)

Aggregate Principal Amount:	$450,000,000

Net Proceeds (after underwriting discount and before expenses):	$446,629,500

Maturity Date:	November 15, 2024

Interest Rate:	3.500%

Public Offering Price:	99.876% of the principal amount, plus accrued interest, if any, from November 10, 2017

Yield to Maturity:	3.520%

Benchmark Treasury:	UST 2.250% due October 31, 2024

Spread to Benchmark Treasury:	+135 bps

Benchmark Treasury Yield:	2.170%

Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2018

Interest Payment Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Make-whole call at any time prior to September 15, 2024 at a discount rate of the applicable Treasury Yield plus 25 basis points; callable at 100% at any time on or after September 15, 2024 (two months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s 2024 Notes at a purchase price equal to 101% of the principal amount of such 2024 Notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	November 7, 2017

Settlement Date:

November 10, 2017 (T+3)

It is expected that delivery of the 2024 Notes will be made against payment therefor on or about November 10, 2017, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2024 Notes on the date of pricing day will be required, by virtue of the fact that the 2024 Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the 2024 Notes who wish to trade the 2024 Notes on the date of pricing should consult their own advisors.

CUSIP:	05329W AN2

ISIN:	US05329WAN20

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.

Co-Lead Managers:	BB&T Capital Markets, a division of BB&T Securities LLC Comerica Securities Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. Citizens Capital Markets, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC TD Securities (USA) LLC

$300,000,000 3.800% Senior Notes due 2027

Issuer:	AutoNation, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	3.800% Senior Notes due 2027 (the “2027 Notes”)

Aggregate Principal Amount:	$300,000,000

Net Proceeds (after underwriting discount and before expenses):	$297,825,000

Maturity Date:	November 15, 2027

Interest Rate:	3.800%

Public Offering Price:	99.925% of the principal amount, plus accrued interest, if any, from November 10, 2017

Yield to Maturity:	3.809%

Benchmark Treasury:	UST 2.250% due August 15, 2027

Spread to Benchmark Treasury:	+150 bps

Benchmark Treasury Yield:	2.309%

Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2018

Interest Payment Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Make-whole call at any time prior to August 15, 2027 at a discount rate of the applicable Treasury Yield plus 25 basis points; callable at 100% at any time on or after August 15, 2027 (three months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s 2027 Notes at a purchase price equal to 101% of the principal amount of such 2027 Notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	November 7, 2017

Settlement Date:

November 10, 2017 (T+3)

It is expected that delivery of the 2027 Notes will be made against payment therefor on or about November 10, 2017, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2027 Notes on the date of pricing day will be required, by virtue of the fact that the 2027 Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the 2027 Notes who wish to trade the 2027 Notes on the date of pricing should consult their own advisors.

CUSIP:	05329W AP7

ISIN:	US05329WAP77

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.

Co-Lead Managers:	BB&T Capital Markets, a division of BB&T Securities LLC Comerica Securities Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. Citizens Capital Markets, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC TD Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

Changes from the Preliminary Prospectus Supplement

The following sentence appearing on pages S-3, S-7 and S-8 has been completed as follows:

As of September 30, 2017, after giving pro forma effect to (i) the offering of the notes pursuant to this prospectus supplement, (ii) the use of the net proceeds from the offering to reduce borrowings under our commercial paper program and/or the revolving credit facility under our credit agreement and (iii) the amendment and restatement of our credit agreement on October 19, 2017, we and the guarantors would have had approximately $6.5 billion of total indebtedness (including borrowings under our credit agreement, our mortgage facility, our floorplan financing arrangements, our existing senior notes, and our commercial paper program), of which approximately $3.8 billion would have been secured, and we would have had approximately $1.8 billion of undrawn capacity under the revolving credit facility of our credit agreement, of which we would have had the ability to borrow $1.1 billion due to limitations imposed by the maximum leverage ratio covenant contained in our credit agreement.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (email dg.prospectus_requests@baml.com) or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 (email STRHdocs@SunTrust.com) or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (email wfscustomerservice@wellsfargo.com).

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